NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, CA 92122

June 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Office of Healthcare and Insurance

Re:	NeurMedix, Inc. Amendment No 4 to Form 1-A Filed March 12, 2018 File No. 024-10697

On behalf of Neurmedix, Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter, dated April 11, 2018, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment 4 to the Offering Statement on Form 1-A.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comments with the Company’s response.

Amendment No. 4 to Form 1-A

General

1.

We refer to the website, https://www.investnow247.com/neurmedix.html, hosted by VC Media Partners, which includes information about the company and offering, a copy of the offering circular, a promotional video, a roadshow deck, a valuation assessment prepared by Joseph A. Gunnar and a phone number that investors can use to reserve their shares in the offering. We note that the contents of the website do not comply with Rule 255 of Regulation A and include functions and statements that are inconsistent with your Offering Circular and Regulation A:

•	the “Reserve Shares” function and the ability to “invest now” in the company;
•

the representation in the promotional video and the roadshow deck that the SEC has qualified the Offering Circular and that the company may make sales of the securities described in the offering circular;

•	the minimum investment amount of $100;
•

the discussion of the drug in the “Overview” section and in the roadshow deck as if FDA approval is imminent and the lack of context to indicate that you have not begun testing for the indications you are pursuing;

•	the outdated Use of Proceeds section in the road show deck; and
•

the comparisons made to each of the selected comparable companies in the valuation assessment and the general bases provided for the “heavily discounted conservative fair valuation” of a range from “$350 million to $450 million.”

Please revise and redistribute your solicitation materials accordingly and in compliance with Rule 255(d) of Regulation A. In addition, please file this written communication and any other “testing the waters materials” you have used or plan to use as Exhibit 13 to the Form 1-A. Further, we note that the link to the Offering Circular on the website is of Amendment No.1 to the Form 1-A filed on July 17, 2017. Please update the link to the most recent amendment and include the legend required by Rule 254(a) of Regulation A.

Finally, please provide your analysis of how the information on this website complies with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed. Provide your analysis of how your actions are consistent with Section 5 of the Securities Act of 1933 to the extent you have not complied with Rules 251 and 255 of Regulation A. In your analysis, please also address whether to date you have accepted any investor money or accepted offers to buy your securities

Company Response:

We respectfully request that the Staff take notice of the fact that:

●	The Company has not intentionally and has never intended to “test the waters”,
●	The Company has not spoken to any investors to date,
●	The Company has not accepted any investment to date,
●	The Company has not solicited or accepted any indications of interest from prospective investors,
●

VC Media Partners erroneously (and without the Company’s knowledge or approval) maintained a website (https://www.investnow247.com/neurmedix.html) which contained information about the Company’s Regulation A Offering. We reviewed the website and acknowledge that much of the information posted thereon was incorrect, inconsistent with the Offering Circular then filed with the Commission, outdated and/or never intended for distribution by the Company, and

●

The Company only learned of this unauthorized website when it received the April 11, 2018 comment letter from the Staff. Upon learning of this, we instructed VC Media Partners to immediately take down the website and, we believe that they did the same day.

We are including with this response letter as Exhibit A, an affidavit of Carl Dawson, the founder and managing member of VC Media Partners, LLC confirming the foregoing statements by the Company.

Notwithstanding the above, we acknowledge the Staff’s position that the establishment of the Website, whether or not authorized by the Company, constituted “testing the waters” under Rule 255 of Regulation A.

Accordingly, the Company is including with this letter revised “testing the waters” materials in compliance with Rule 255(d) of Regulation A and is including such material and this letter as Exhibit 13 to Amendment 5 to the Form 1-A which is being filed contemporaneously.

The Company has also updated the link to the Amendment 5 and included the legend required by Rule 254(a) of Regulation A.

As stated above, we acknowledge that the information on the website investnow247.com, hosted by VC Media Partners did not comply with Rule 251(d)(1)(ii). However, as stated above, the information concerning the Company, as posted on the VC Media Partners website, was never authorized by the Company, was posted without our knowledge or approval, and was immediately removed at our insistence upon learning of this issue. For those reasons and most significantly, the fact that the Company neither solicited any offers to purchase its securities nor accepted any investor money and will comply with Rules 251 and 255 of Regulation A, it is the Company’s position that its actions were consistent with Section 5 of the Securities Act of 1933, as amended.

We have been advised by Westpark Capital that FINRA has approved the compensation arrangements between the Company and WestPark Capital as described in the Offering Circular.

We respectfully request that the Staff qualify the Form 1-A Offering Circular on or before June 15, 2018, or as soon thereafter as is practicable. We ask that you please contact our counsel, Joseph Tagliaferro, Esq. or Stephen Weiss, Esq. of CKR Law, LLP, by telephone at (310) 400-0110 upon your receipt of this filing.

Sincerely,

/s/ Terren Peizer

Terren Peizer Chief Executive Officer NeurMedix, Inc.

EXHIBIT A

AFFIDAVIT OF CARL DAWSON

I, Carl Dawson, as managing member of VC Media Partners, LLC (“VC Media”), hereby declare as follows:

1.     I am the founder and managing member of VC Media.

2.     VC Media was formed and established to provide marketing and media related services to companies and businesses.

3.     In or around June 2017, VC Media entered into an agreement with NeurMedix, Inc. (“NeurMedix”), pursuant to which VC Media agreed to provide certain marketing and media related advisory services to NeurMedix.

4.     On or about April 11, 2018, I was contacted by NeurMedix and its legal counsel advising me about a comment letter received by NeurMedix from the U.S. Securities and Exchange Commission regarding a website, https://www.investnow247.com/neurmedix.html (the “Website”) maintained by VC Media that contained information related to NeurMedix and its planned Regulation A Offering. At NeurMedix’s request, VC Media immediately removed the Website from the internet.

5.     The Website was a “test” site created and maintained, at all times, by VC Media and was not, at any time, approved or authorized by NeurMedix or its legal counsel. Furthermore, neither NeurMedix nor its legal counsel were aware of the Website or the fact that the Website was on the internet. The Website was erroneously left on the internet by VC Media, without the knowledge, approval or consent of NeurMedix or its legal counsel. At no point was the Website functional.

6.     NeurMedix and its legal counsel has repeatedly advised VC Media that NeurMedix did not intend to “test the waters” at any time in connection with NeurMedix’s planned Regulation A offering.

7.     To my and VC Media’s knowledge, at no point has NeurMedix accepted any indications of interest from prospective investors in connection with NeurMedix’s planned Regulation A offering.

8.     To my and VC Media’s knowledge, at no point has NeurMedix accepted any funds or capital investment from prospective investors in connection with NeurMedix’s planned Regulation A offering.

9.     VC Media has created a website (www.neurmedixipo.com) to be used by NeurMedix in connection with NeurMedix’s planned Regulation A offering. Furthermore, VC Media linked the prior Website to forward to the new website (www.neurmedixipo.com), where NeurMedix’s “test the waters” materials (as filed with as an exhibit to NeurMedix’s Amendment Number 5 to the Regulation A Offering Circular) are available.

I CERTIFY UNDER PENALTY OF PERJURY UNDER THE LAWS OF THE STATE OF CALIFORNIA THAT THE FOREGOING IS TRUE AND CORRECT.

Executed on June 8, 2018 at Los Angeles, California.

By:	/s/ Carl Dawson

Carl Dawson, individually and as a Managing

Member of VC Media Partners, LLC